Teradata Corporation

2835 Miami Village Drive

Dayton, OH 45342

October 9, 2009

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Teradata Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 2, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Filed May 8, 2009

File No. 001-33458

Dear Mr. Gilmore,

This letter is being furnished on behalf of Teradata Corporation (“Teradata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated September 25, 2009 (the “Comment Letter”) based on its review of Teradata’s Form 10-K for Fiscal Year Ended December 31, 2008, filed on March 2, 2009 (the “2008 Form 10-K”); and its Form 10-Q for Fiscal Quarter Ended March 31, 2009, filed on May 8, 2009 (File No. 001-33458). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment.

Form 10-K for Fiscal year Ended December 31, 2008

Note 1. Description of Business, Separation, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 43

1.

We note your disclosure related to software and software related deliverables that revenue is allocated to each software deliverable based upon its fair value as determined by vendor-specific objective evidence (VSOE) using the residual method and that VSOE of fair value is based upon the normal pricing and discounting practices of those products and services when sold separately. Please explain your methodology and assumptions used to determine VSOE of fair value for each element in your multiple element arrangements with the exception of your software products for which you disclose you have not established VSOE. In your response, as it relates to post-contract support (PCS), describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value. For instance, does the price charged for the PCS vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value of PCS. In this regard, if your agreements include stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If stated future renewal rates are not

Confidential Treatment Requested by Teradata Corporation	TDC20091009-1
[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

included in your agreements, tell us the percentage range allowed for your pricing of PCS that you consider to be representative of VSOE and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Response:

Teradata’s enterprise wide data warehousing (“EDW”) transactions typically include hardware, Teradata’s proprietary database software, when and if available software upgrade rights (“subscriptions”), maintenance support services (“maintenance”), and, in some cases, professional consulting services. Our maintenance support services include hardware maintenance, which normally would not be considered a software deliverable; however, because maintenance also includes software support the Company considers the overall maintenance arrangement to be a software-related deliverable. Accordingly, both the subscription element and maintenance support service element are considered to be post-contract customer support (“PCS”) and within the scope of SOP 97-2.

Teradata’s data warehouse products are sold as a combined hardware/software component referred to as a “node.” A node is comprised of a commodity-server loaded with Teradata’s proprietary database software and attached commodity-storage disk arrays. Teradata’s proprietary database software is sold under a perpetual license arrangement. A typical new customer starter EDW is 2 to 8 nodes. Larger, more complex data warehousing systems can exceed 100 nodes. The pricing of nodes varies depending on the underlying hardware configuration (i.e., computing power, storage capacity, etc.). The substantial majority of our PCS agreements provide for multi-year terms with stated annual renewals rates, commencing year two at the customer’s sole discretion. Teradata has established pricing targets for annual subscriptions and maintenance of at least [***] and [***], respectively (collectively, [***]) of the net product price, except for our customers with very large data warehouses in which case the PCS pricing is based on the size and performance (i.e., specifications) of the entire data warehouse. Based on our most recent analysis, approximately 90% of our customers renew PCS at the stated contractual renewal rates.

Teradata uses the stated renewal rate approach in establishing vendor specific objective evidence of fair value (“VSOE”) for PCS. Under this approach, the Company assesses whether the contractually stated renewal rates for its PCS elements are substantive and in line with the Company’s normal pricing practices (i.e., generally within a range of [***]). Renewal rates greater than the lower level of our targeted pricing ranges are considered to be substantive and, therefore, meet the requirements to support VSOE. In evaluating whether our normal pricing practices achieve substantive renewal rates, we consider the following factors:

•	An independent, economic purchasing decision is being made by the customer in each renewal year. This is evidenced by the fact that not all of our customers renew.

•

We earn consistent profit margin in excess of [***] on these revenue streams—which provide adequate funding for technical support, replacement parts and future research and development spending incurred to develop desired enhancements and entice future renewals, and

•	Our pricing is consistent with our competitors.

In instances where there is not a substantive renewal rate in the arrangement for PCS, the Company reallocates revenue from the delivered elements to increase the allocation of revenue for the PCS elements to the minimum established pricing targets as supported by the renewal rates for similar customers.

Confidential Treatment Requested by Teradata Corporation	TDC20091009-2
[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

The pricing objective for our PCS elements is to obtain at least a minimum fixed percentage of the net license and hardware revenue (i.e., [***] on a collective basis). In assessing VSOE of fair value for these elements, we refer to paragraph 57 of SOP 97-2, which states that the fair value of PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate). We believe this practice is also consistent with TPA 5100.54, which states that “a PCS renewal rate that is significantly below the vendor’s normal pricing practices” would not be substantive. We further note that none of the guidance within paragraph 57 of SOP 97-2, TPA 5100.54 or TPA 5100.55 indicates that consistency or an upper limit is a requirement in determining whether a renewal rate is substantive.

Teradata also offers professional consulting services (“PS”) to its customers, which are considered software-related. These services are rarely considered essential to the functionality of the EDW solution deliverable and there is never any software customization of the proprietary database software. VSOE of fair value for PS is based on the average hourly rate for standalone PS projects by geographic region and are indicative of our customary pricing practices. Pricing in each market is structured to obtain a reasonable margin based on input costs.

2.	We note your disclosure on page 7 that the adoption of FSP EITF 03-6-1 did not impact your financial statements as the unvested share-based payment awards do not contain nonforfeitable rights to dividends or dividend equivalents. We also note your disclosure on page 55 of your Form 10-K for the fiscal year ended December 31, 2008 that the recipient of restricted stock grants have all rights of a stockholder. Furthermore, we note that Section 6 of the Restricted Stock Unit Agreement under the Teradata Corporation 2007 Stock Incentive Plan provides that, “Any cash dividends declared before your Vesting Date on the shares underlying the Stock Units shall not be paid currently, but shall be converted into additional Stock Units.” Please reconcile the footnote disclosure on page 55 of your Form 10-K and the provision of your equity compensation plan with your disclosure on page 7 which indicates holders of unvested share-based payment awards do not contain nonforfeitable rights to dividends or dividend equivalents.

Response:

To clarify the references to the terms of Teradata’s equity compensation plan, Section 6 of the Company’s form of Restricted Stock Unit Agreement under the Teradata Corporation 2007 Stock Incentive Plan provides that, “Any cash dividends declared before your Vesting Date on the shares underlying the Stock Units shall not be paid currently, but shall be converted into additional Stock Units. Any Stock Units resulting from such conversion (the ‘Dividend Units’) will be considered Stock Units for purposes of this Agreement and will be subject to all of the terms, conditions and restrictions set forth herein.” (Emphasis added.) Therefore, the Dividend Units, if any, are forfeitable as are the restricted stock units granted under the equity awards because they are subject to the applicable service or performance requirements of such awards.

According to FSP EITF 03-6-1, “the right to receive dividends or dividend equivalents that the holder will forfeit if the award does not vest does not constitute a participation right.” Such an award does not meet the definition of a participating security in its current form (that is, prior to the requisite service having been rendered for the award)…” Given that these Dividend Units would be subject to forfeiture should the applicable vesting requirements not be met, the Company determined such rights to be a contingent transfer of value and consequently that these equity awards did not qualify as participating securities under FSP EITF 03-6-1. The Company will clarify this point in its next Annual Report on Form 10-K.

Confidential Treatment Requested by Teradata Corporation	TDC20091009-3
[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

* * * * *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Teradata hereby requests, pursuant to the Commission’s Rule 83, 17 C.F.R. Section 200.83, that certain contents of this letter designated by [***] be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information.

Please do not hesitate to contact me at (678) 577-5902 if there are any comments or questions concerning the forgoing or if we can be of assistance in any way.

Sincerely,

/s/ Stephen M. Scheppmann
Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer
Teradata Corporation

cc:	Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
Michael F. Koehler, Director, President and Chief Executive Officer
James M. Ringler, Chairman of the Board of Directors

Confidential Treatment Requested by Teradata Corporation	TDC20091009-4
[***] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.